RALLY

Bill of Sale

As of February 10, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Sotheby's (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#RIVIERA
Description:	1965 Rolex 1601 Datejust retailed by Joyeria Riviera
Total Acquisition Cost:	$ 22,680.00
Consideration: Cash (%) Equity (%) Total	$ 22,680.00(100%) $ 0 (0%) $ 22,680.00(100%)